Filed Pursuant to Rule 433
Registration No. 333-266624-04
Entergy Louisiana, LLC

$500,000,000
Collateral Trust Mortgage Bonds,
4.75% Series due September 15, 2052

Final Terms and Conditions
August 18, 2022

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (negative outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	August 18, 2022

Settlement Date (T+4)(2):	August 24, 2022

Principal Amount:	$500,000,000

Interest Rate:	4.75%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	March 15, 2023

Final Maturity Date:	September 15, 2052

Optional Redemption Terms:	Make-whole call at any time prior to March 15, 2052 at a discount rate of Treasury plus 25 bps and, thereafter, at par.

Benchmark Treasury:	2.875% due May 15, 2052

Benchmark Treasury Price:	94–17+

Benchmark Treasury Yield:	3.159%

Spread to Benchmark Treasury:	162.5 bps

Re-offer Yield:	4.784%

Price to Public:	99.457% of the principal amount

Net Proceeds Before Expenses:	$492,910,000

CUSIP / ISIN:	29364W BL1 / US29364WBL19

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC

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(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2)	It is expected that delivery of the bonds will be made on or about August 24, 2022, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (iii) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, (iv) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (v) Scotia Capital (USA) Inc. toll-free at 1-800-372-3920.

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